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                                                                   Exhibit 99.51


(POINTS INTERNATIONAL LTD LOGO)

          POINTS.COM OFFERS COFFEE LOVERS THE ABILITY TO EXCHANGE MILES
                  AND OTHER LOYALTY POINTS FOR STARBUCKS CARDS

TORONTO - MAY 19, 2004 - Points International Ltd. (TSX: PTS) operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today welcomed Starbucks Coffee Company, the leading retailer, roaster and brand of specialty coffee in the world, into The Points Exchange program. Points.com customers can now turn their unused loyalty currencies into Starbucks Cards, which are redeemable for Starbucks beverages and other products at all participating Starbucks stores.

     "Points.com offers Starbucks an innovative way to introduce new customers to the Starbucks Experience and reward existing customers with the opportunity to indulge in their favorite Starbucks treats by exchanging their airline and hotel points into Starbucks Cards," said Colette Courtion, director of Starbucks Global Card Services.

     "The Starbucks Card is a natural fit for frequent Points.com travelers who can find their favorite beverages and coffee in Starbucks stores across the US and Canada. This is also a great opportunity to introduce Points.com, and everything that it has to offer, to current Starbucks Card holders," said Rob MacLean, CEO, for Points.com.

     By logging onto www.points.com and creating an account, Points members can begin managing and tracking their loyalty currencies and choose from one of the following new exchange options:

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     -    Points members can convert their miles or points into a new Starbucks
          Card that is good for anything at Starbucks in over 4,000 participating Starbucks locations. Starbucks Cards are available in increments of $25, $50, $75, $100, $200, and $250

     - Current Starbucks Card holders can conveniently add to their balance on existing Starbucks Cards by trading in loyalty currencies through The Points Exchange at www.points.com. Users with a premium pointsplus membership can select an autoexchange function that will allow them to reload their Starbucks Card monthly by automatically exchanging out of selected loyalty programs

     - All Points members can use their miles to send a Starbucks Card to anyone in the US or Canada, excluding Quebec

                                       ###

ABOUT POINTS INTERNATIONAL

Points operates the only independent loyalty points exchange - at www.points.com
- allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many

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more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

                                       ###

FOR MORE INFORMATION, PRESS ONLY:   FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                    OTHER INQUIRIES:
Jeremy Adams                        Christopher Barnard
Edelman Public Relations            President, Points International
+1 312 233-1226                     +1 416 596-6381
jeremy.adams@edelman.com            christopher.barnard@points.com

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE